  As filed with the Securities and Exchange Commission on October 30, 2000
                                                    Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          __________________________

                                 FORM S-8/S-3
                            REGISTRATION STATEMENT
(Including registration of shares for resale by means of a Form S-3 Prospectus)
                                     Under
                          The Securities Act of 1933

                          __________________________

                                EMACHINES, INC.

            (Exact name of Registrant as specified in its charter)

                          __________________________

          Delaware                                           943311182
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                         Identification Number)

                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828

         (Address of principal executive offices, including zip code)
                           __________________________
                eMachines 1998 Amended and Restated Stock Plan
                  eMachines 2000 Employee Stock Purchase Plan
                            FreePC 1999 Stock Plan
        Options to Purchase an Aggregate of 2,358,697 Shares of Common
         Stock Granted Pursuant to Individual Stock Option Agreements

                           (Full title of the plans)
                          __________________________

                               Stephen A. Dukker
                            Chief Executive Officer
                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828


(Name, address and telephone number, including area code, of agent for service)
                          __________________________

                                  Copies to:
                              John A. Fore, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304

                                (650) 493-9300
                          __________________________

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
                                                                          Proposed      Proposed
                                                                           Maximum      Maximum
                                                           Amount         Offering     Aggregate      Amount of
           Title of Securities                              to be           Price       Offering     Registration
             to be Registered                           Registered (1)    Per Share      Price           Fee
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                    2,739,813 shares    $3.831  $10,496,223.60    $ 2,771.00
 issuable upon exercise of outstanding
 options granted under the eMachines 1998
 Stock Plan (as amended and restated) (2)
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                    2,151,882 shares    $1.078  $ 2,319,728.80    $   612.41
 issuable upon exercise of options
 available for future grant under the
 eMachines 1998 Stock Plan (as amended
 and restated) (3)
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                      300,000 shares    $0.916  $   274,800       $    72.55
 issuable upon exercise of options
 outstanding or available for future
 grant under the eMachines 2000 Employee
 Stock Purchase Plan (4)
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                      705,725 shares    $2.600  $ 1,834,885.00    $   484.41
 issuable upon exercise of outstanding
 options granted under the FreePC 1999
 Stock Plan (5)
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                      227,897 shares    $ 1.61  $   366,914.17    $    96.87
 issuable upon exercise of outstanding
 options granted under an individual
 option agreement in the form of Exhibit 99.5
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                    2,130,800 shares    $8.678  $18,491,082.40    $ 4,881.65
 issuable upon exercise of outstanding
 options granted under individual option
 agreements in the form of Exhibit 99.6 (6)
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                      830,774 shares    $17.13  $14,231,158.62    $ 3,757.03
 issuable upon the exercise of warrants
 issued or issuable upon the exercise of
 outstanding options granted under the
 FreePC 1999 Stock Plan and the Guide.com
 1998 Stock Option Plan.
-------------------------------------------------------------------------------------------------------------------
Common stock, $0.0000125 par value,                      276,382 shares    $1.078  $   297,939.80    $    78.66
 issued to shareholders upon exercise of
 options under the eMachines 1998 Stock
 Plan, the FreePC 1999 Stock Plan and the
 Guide.com 1998 Stock Option Plan (7)
-------------------------------------------------------------------------------------------------------------------
TOTAL REGISTRATION FEES                                                                              $12,754.58
-------------------------------------------------------------------------------------------------------------------

(1) Together with an indeterminate number of additional shares which may be necessary to adjust the number of shares reserved for issuance pursuant to the plans as the result of any future stock split, stock dividend or similar adjustment to the Registrant's outstanding common stock.

(2) The computation of the Registration Fee is based upon the weighted average exercise price per share of $3.831 as to outstanding but unexercised options to purchase an aggregate of 2,739,813 shares of common stock granted under the eMachines 1998 Stock Plan (as amended and restated).

(3) The Proposed Maximum Offering Price Per Share has been estimated in accordance with Rule 457(h) under the Securities Act of 1933 as to the remaining 2,151,882 shares of common stock authorized for issuance upon exercise of options available for future grant under the eMachines 1998 Stock Plan (as amended and restated), solely for the purpose of calculating the registration fee. No options have been granted with respect to such shares. The computation is based upon the average of the high and low price of the common stock as reported on the Nasdaq National Market on October 26, 2000 because the price at which the options to be granted in the future may be exercised is not currently determinable.

(4) The Proposed Maximum Offering Price Per Share has been estimated in accordance with Rule 457(h) under the Securities Act of 1933 as to 300,000 shares of common stock authorized for issuance upon exercise of options outstanding as well as available for future grant under the eMachines 2000 Employee Stock Purchase Plan, solely for the purpose of calculating the registration fee. The computation is based upon 85% (see explanation in following sentence) of the average of the high and low price of the common stock as reported on the Nasdaq National Market on October 26, 2000 because the price at which the options granted and to be granted in the future may be exercised is not currently determinable. Pursuant to the Employee Stock Purchase Plan, which plan is incorporated by reference herein, the Purchase Price of a share of common stock shall mean an amount equal to 85% of the Fair Market Value of a share of common stock on the Enrollment Date or the Exercise Date, whichever is lower.

(5) The computation of the Registration Fee is based upon the weighted average exercise price per share of $2.600 as to outstanding but unexercised options to purchase an aggregate of 705,725 shares of common stock granted under the FreePC 1999 Stock Plan.

(6) The computation of the Registration Fee is based upon the weighted average exercise price per share of $8.678 as to outstanding but unexercised options to purchase an aggregate of 2,130,800 shares of common stock granted under individual option grants in the form of Exhibit 99.6.

(7) The Proposed Maximum Offering Price Per Share has been estimated in accordance with Rule 457(h) under the Securities Act of 1933 as to the 276,382 shares of common stock to be offered for resale by the selling stockholders solely for the purpose of calculating the registration fee. The computation is based upon the average of the high and low price of the common stock as reported on the Nasdaq National Market on October 26, 2000 because the price at which such shares of common stock may be offered for resale in the future is not currently determinable.

                                   PROSPECTUS

                                 276,382 SHARES

                              [LOGO OF eMACHINES]

                                  Common Stock

                               ----------------

   This prospectus relates to 276,382 shares of our common stock that the selling stockholders identified on page 20 may offer at one or more times for their own accounts. We anticipate that the selling stockholders will offer the shares for sale at prevailing prices on the Nasdaq National Market on the date of sale. We will receive no part of the proceeds from the sales. The selling stockholders will bear all sales commissions and similar expenses. We will bear all of the other expenses of the registration and offering of the shares. None of the offered shares have been registered prior to the filing of the registration statement of which this prospectus is a part.

   Our common stock is listed on the Nasdaq National Market under the symbol EEEE. The last reported sale price of the common stock on October 27, 2000, was $1.0625 per share.

   Investing in our common stock involves risks. See "Risk Factors" on page 4.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                       Prospectus dated October 30, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   3

RISK FACTORS...............................................................   4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................  20

USE OF PROCEEDS............................................................  20

SELLING STOCKHOLDERS.......................................................  21

PLAN OF DISTRIBUTION.......................................................  23

INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................  25

EXPERTS....................................................................  25

ADDITIONAL INFORMATION.....................................................  26

INCORPORATION OF INFORMATION BY REFERENCE..................................  26


   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The selling stockholders may use this document only where it is legal to sell the shares. The information in this document may be accurate only on the date of this document.

                               PROSPECTUS SUMMARY

   This summary highlights information we present more fully elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before buying shares. You should read carefully the entire prospectus and all of the documents incorporated by reference into this prospectus.

   We sell high-quality, low-priced personal computers, or PCs, to develop ongoing Internet-based consumer relationships designed to provide us with a continuous stream of advertising and related revenues. We provide Internet advertisers with an integrated approach to building their online brands that includes our client-server software, promotional materials packaged with our PCs and keyboards that provide one-touch access to selected Web sites.

   We outsource the design and manufacturing of our PCs and monitors as well as technical support, warehouse staffing, inspection, repair and repackaging of returned PCs, and administration of our rebate program to third parties. As a result, we have a relatively small internal organization that consisted of 132 employees at September 30, 2000. Our hardware outsourcing strategy enables us to minimize capital investment and maintain a low product cost structure. During the quarter ended July 1, 2000, we hired Alorica, Inc., to be our new customer service and technical support provider. We plan to continue to establish supply relationships with other PC and monitor manufacturers to reduce our dependence on our current suppliers.

   We have derived most of our revenues from the sale of PCs and monitors to a limited number of large retailers. For the six months ended July 1, 2000, approximately 54.8% of our gross revenues were from sales of PCs and monitors to our three largest retail customers, and for the nine months ended September 30, 2000, approximately 56.8% of our gross revenues were from sales of PCs and monitors to our three largest retail customers. We expect to continue to derive a significant percentage of our gross revenues from sales of PCs and monitors to a limited number of leading retailers, as well as an increasing portion from Internet-related activities.

   We were incorporated in September 1998 by our founding stockholders: Stephen
A. Dukker, TriGem Corporation and Korea Data Systems America. Mr. Dukker is our Chief Executive Officer, President and a member of our board of directors. TriGem Corporation is a wholly-owned U.S. subsidiary of TriGem Computer, the Korea-based manufacturer of our eTower and eMonster PCs. Korea Data Systems America is a wholly-owned U.S. subsidiary of Korea Data Systems Co., Ltd., the Korea-based company that historically manufactured our eOne PCs, eSlate notebook PCs and our monitors. We sold our first PC in November 1998. In March 2000 we successfully completed the initial public offering of our common stock generating net proceeds to us of $164.8 million.

   Our principal executive offices are located at 14350 Myford Road, Suite 100, Irvine, California 92606 and our telephone number is (714) 481-2828. Our Web site is located at www.e4me.com. Information contained on our Web is not intended to constitute a part of this prospectus.

   E-MACHINES(R) is our registered United States trademark. The "e" logo, eMachines(TM), eTower(TM), eView(TM), eOne(TM), eSlate(TM), AdOptimizer(TM), FreePC(TM) and FreePC Network(TM) are also our trademarks. This prospectus contains other trademarks and trade names of other companies.

                                  RISK FACTORS

   You should carefully consider the following risks before making an investment decision. You should also review the other information contained in this prospectus or in documents incorporated by reference into this prospectus, including the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our most recent quarterly report on Form 10-Q or annual report on Form 10-K.

                     Risks Related to Our Combined Business

   Because we have operated for a limited period of time and our business is still rapidly changing, there is limited information upon which to evaluate our business.

   We were incorporated in September 1998 and sold our first PC in November 1998. Most of our revenues have been derived from the sale of PCs and monitors, and from the provision of customer support and other technical services related to those PC products. The acquisition of FreePC in January 2000 has allowed us to accelerate our strategy of extending our historical business as a high-quality, low-priced PC provider to offering computing and Internet advertising offerings. As a result, we expect to derive increased revenues from Internet advertising sales and recurring Internet revenues in the future, although our ability to generate significant revenue from this business is unproven. Our limited operating history and the limited operating history of FreePC and our evolving businesses make it difficult to evaluate or predict our future business prospects. Our business and prospects should be considered in light of the risks and difficulties typically encountered by companies in the early stages of development, particularly those in the rapidly changing PC and Internet commerce markets.

   We have incurred significant losses and expect to incur additional losses in the future.

   We have incurred net losses, and, at July 1, 2000, we had an accumulated deficit of $86.7 million, and at September 30, 2000, we had an accumulated deficit of $104.8 million. Although we experienced a period of rapid revenue growth from PC sales following our incorporation, we may not be able to maintain this revenue growth, and we expect to incur losses in the future. In the quarter ended July 1, 2000, we experienced a decline in our PC sales due to the retail channel oversupply of PCs resulting from decreased consumer demand for these and other higher priced non-PC products. Further, FreePC has incurred significant losses since its incorporation. In connection with the FreePC acquisition, we recorded intangible assets of approximately $147 million, to be amortized over a period of three years. This amortization will adversely affect our earnings and profitability in the years 2000 through 2002. Our operating costs have increased significantly as a result of the FreePC acquisition. We have not yet generated significant revenue from our Internet business, and we expect to experience operating losses before amortization in that business in the future. As a result, we expect to report losses on an operating basis after amortization of intangible assets in our combined business for at least the next couple of years. Net loss from operations for the quarter ended July 1, 2000, before amortization of intangible assets and non-cash stock-based compensation was $47.4 million or a loss of $0.33 per share, compared to a loss of $2.9 million or $0.05 per share in the year-earlier period. Net loss from operations for the quarter ended September 30, 2000, before amortization of intangible assets and non-cash stock-based compensation was $6.1 million or a loss of $0.04 per share, compared to a loss of $2.9 million or $0.04 per share in the year earlier period.

   Our quarterly operating results are subject to fluctuations and seasonality that make it difficult to predict our future performance.

   We expect our quarterly operating results to fluctuate significantly in the future due to a number of factors. Because our PC business currently generates low operating margins, a trend that we expect to continue for the foreseeable future, slight variations in the prices of our PCs, component or manufacturing costs or operating costs could significantly affect our operating results in future periods. In the quarter ended July 1, 2000, PC prices decreased as a result of significant discounts and rebates given to the retail channel to stimulate sales.

This decrease in prices, among other things, adversely affected our financial results in the quarter ended July 1, 2000. In addition, the Internet advertising and e-commerce market is highly competitive and subject to rapid change and our ability to generate any significant revenue from that business is unproven. Some of the other factors that could affect our quarterly operating results include:

  . the timing and amount of Internet advertising and e-commerce activity generated through our hot-key enabled keyboards that provide one-touch access to selected Web sites, our desktop client software and other initiatives;

  . acceptance by consumers of computing devices that include our Internet offerings;

  . continued acceptance and growth of the Internet as a medium for buying and selling goods and services;

  . acceptance by advertisers of the Internet as an efficient means for reaching consumers;

  . our ability or our suppliers' ability to effectively develop and support new PC models;

  . reductions in the prices of PC products, and new product or Internet service announcements and introductions, by us or our competitors;

  . fluctuations in the amount of, and the number of our PC buyers claiming product rebates;

  . popularity of the PCs and monitors we sell, and changes in our mix of products;

  . achieving and maintaining a low-cost business model in our PC business and managing the third-party relationships necessary to do so;

  . the cost of our PC products, including our key suppliers' component costs and ability to obtain sufficient supply;

  . our key suppliers' ability to manufacture and deliver sufficient quantities of our PC products, and to maintain the quality of our PC products;

  . our Internet partners' financial viability, ability to pay us on time and ability to provide our users with their services;

  . our ability to manage inventory supply and accurately predict consumer demand for our PC products and Internet services; and

  . our ability to effectively enter new markets, including international markets.

   Our limited operating history makes it difficult for us to accurately identify all of the possible factors and plan our operations accordingly. Because our operating expenses are based on our expectations of future revenues and we have recently significantly increased our operating expenses as a result of our acquisition of FreePC, unexpected quarterly fluctuations in revenue or a failure to generate significant revenue from our Internet business could significantly harm our operating results. If our operating results in any future quarter do not meet the expectations of securities analysts or investors, the price of our common stock could significantly decline.

   Seasonal fluctuations may also affect our quarterly operating results. Historically, demand for PCs and PC-related services and consumer retail sales have been significantly stronger in the fourth quarter of each year and weaker in the first and second quarter of each year. We believe that the seasonal impact on our business of these cycles will increase to the extent that PCs continue to become more consumer-oriented or entertainment-driven products and e-commerce continues to gain broader acceptance. As a result, we expect that our net revenues from both our PC business and our Internet businesses generally will be greater in the fourth quarter and lower in the first and second quarters of each year.

   If we are unable to manage our growth successfully, our business could be significantly harmed.

   Our total number of employees has grown from 10 at December 31, 1998 to 132 at September 30, 2000. Our growth has placed, and will continue to place, a significant strain on our management systems, infrastructure, resources and planning and management processes.

   As we continue to grow, we will need to assimilate new employees, as well as expand, train and manage our workforce. We recently hired John Dickinson, Senior Vice President and General Manager of our Internet Division, and Jack Ferry, Vice President of Operations. In addition to performing their regular duties, these individuals as well as all new employees, must spend a significant amount of time learning our management systems and our historical business model in order to help us extend that model to offering integrated computing and Internet solutions. Our senior management team has limited experience in the management and administration of a public company. If our senior management team is unable to effectively manage our growth, integrate new employees into our business and work together as a management team, we may be unable to manage our business causing substantial harm to our business.

   If we lose key personnel or are unable to attract and retain additional personnel when needed, we may not be able to successfully operate our business.

   Our success depends on the skills, experience and performance of our senior management and key personnel, especially that of our president and chief executive officer, Stephen A. Dukker. We must retain our senior management and key personnel and be able to attract and retain additional key personnel when needed. Competition in the PC and Internet and e-commerce markets for these types of individuals with business and technical expertise is high. All of our senior management and key personnel are at-will employees and may terminate their employment with us at any time without warning. In the second quarter of 2000, several key personnel resigned from the company, including Steven H. Miller, our Chief Financial Officer, and Donald S. LaVigne, our Executive Vice President of Strategy and Business Development and the former CEO of FreePC. Further, we do not maintain "key man" life insurance on any of our employees. If we lose key personnel, especially Mr. Dukker, or if we are not able to attract and retain additional personnel when needed, we may be unable to successfully introduce new products and services or otherwise implement our business strategy.

   We are subject to risks associated with acquisitions, in general, and with our acquisition of FreePC, in particular.

   In January 2000, we acquired FreePC. We have experienced difficulties in successfully integrating the additional personnel, operations, technology and products of FreePC into our business. In particular the acquisition has placed additional burdens on our existing financial and managerial controls and reporting systems and procedures, and we have experienced difficulty in retaining FreePC employees, including key personnel. Several of our officers who joined us in connection with our acquisition of FreePC are no longer working for us, including Donald S. LaVigne, who was our executive vice president of strategy and business development and the former CEO of FreePC. The acquisition of FreePC allowed us to extend our historical business as a high-quality, low-priced PC provider to include integrated computing and Internet advertising offerings. We may not, however, realize the expected benefits from these offerings if we cannot successfully complete the integration of FreePC.

   We intend to continue to make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in integrating that company's personnel and operations. An acquired company's employees, including key personnel, may decide not to work for us. If we make other types of acquisitions, we could have difficulty integrating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. We may increase our debt or dilute our existing stockholders if we issue equity securities to pay for future acquisitions.

   If we do not maintain our reputation and expand our name recognition, we may lose consumer and advertising customers.

   Developing and maintaining awareness of our "eMachines" brand name is critical to achieving widespread acceptance of our computing and Internet advertising offerings. Promotion and enhancement of our brand will depend largely on whether we cost-effectively provide reliable and desired products and services to consumers and advertisers and the effectiveness of our marketing efforts. Currently, retailers are our first points of contact with consumers. If these retailers reduce or cease advertising our products, we may need to increase our own sales and marketing expenses to create and maintain brand awareness among potential consumers. If consumers do not perceive our products to be of high quality, our brand name and reputation could be significantly harmed. If advertisers do not perceive our reputation among consumers to be good, they may not be willing to pay as much for our services. The importance of brand recognition will increase as competition in the PC and Internet advertising markets increases. If we fail to successfully promote our brand name, we may lose PC and Internet advertising sales. We may incur significant expenses promoting and maintaining our brand name.

   If we do not continually introduce new products and services to keep pace with rapid technological change, we may not be competitive and could experience a decline in sales and loss of market share.

   The PC and Internet advertising markets are both characterized by rapid ongoing technological change, changes in user requirements and preferences, frequent new service introductions embodying new processes and technologies and evolving industry standards and practices that could render our existing products and services obsolete. We must regularly introduce new products, including new PC configurations, and enhanced Internet services to maintain retailer, consumer and advertiser interest in our products and services. Any new PC or other Internet access devices or Internet services that we introduce may not be successful. We have announced an alliance with Microsoft under which we will sell an Internet access device during the fourth quarter of 2000. The success of this product is uncertain. In addition, the successful introduction of new products or services by our competitors or us may significantly harm the sale of, or gross margins on, our existing products or services. We may not be able to quickly adapt to future changes in the PC and Internet access device industry, in particular, because we do not maintain a PC or Internet access device research and development group. Currently, we work closely with certain of our suppliers, including TriGem Computer, one of our principal stockholders and the manufacturer of all of our eTower and eMonster PCs, to evaluate the latest developments in PC-related technology. If we do not have access to new technology in the future, we may not be able to successfully incorporate new technology into our products or deliver new products or features in a timely and cost-effective manner.

   We are involved in litigation that may be costly and time-consuming.

   In July 1999, Compaq Computer Corporation filed a complaint against us, TriGem Computer, TriGem America and Korea Data Systems as defendants in the U.S. District Court for the Southern District of Texas based on the defendants' alleged infringement of 13 patents held by Compaq related to improved system processing speed, enhanced video graphics, peripheral compatibility and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We filed a response in September 1999, seeking declaratory judgment of noninfringement and invalidity of Compaq's patents and asserting counterclaims against Compaq that included false and misleading advertising under the Lanham Act, business disparagement and unfair competition under Texas common law. Discovery in this case is progressing. We are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that Compaq will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangements, the results of complex litigation of this sort are inherently uncertain and difficult to predict, and we cannot guarantee that the results of this litigation will not significantly harm our business, particularly if the results affect production of our PCs.

   Packard Bell filed a complaint on October 6, 1999 in the U.S. District Court for the Eastern District of California, alleging patent infringement of Packard Bell patents that it asserts relate to the (i) graphics controller, (ii) parallel port controller, and (iii) bus interface of our eTower machine. We filed a response in

January 2000 disputing infringement and asserting that the patents at issue are invalid. The Court granted NEC's motion to amend the complaint in September 2000 to add an additional claim of patent infringement against the now-discontinued eSlate related to a sleep mode feature for laptop computers. We are in the early stages of discovery. As a result, we are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that Packard Bell will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangements, the results of complex litigation of this sort are inherently uncertain and difficult to predict, and we cannot guarantee that the results of this litigation will not significantly harm our business, particularly if the results affect production of our PCs.

   In October 1999, David Packard, on behalf of a putative nationwide class, filed a complaint against us as a defendant in the U.S. District Court for the Eastern District of Texas based on our alleged sale of defective goods. Essentially identical complaints were filed contemporaneously against Compaq, Hewlett-Packard and Packard Bell. The complaints claim that a chip in the defendants' respective PC products contains a defect that may cause an error to occur when information is written to a floppy disk. The complaint seeks unspecified monetary damages, injunctive relief and declaratory relief. The lawsuit against us is in the early stages and we have not yet filed a response. Although we believe that we have meritorious defenses and intend to vigorously defend ourselves in this action, this type of litigation is inherently complex and unpredictable. We cannot assure you that the suit will not succeed in obtaining unspecified monetary damages, injunctive or declaratory relief against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. We cannot guarantee that the results of this litigation will not significantly harm our business.

   On September 27, 2000 Monster Cable Products, Inc. filed a complaint against us in the U.S. District Court for the Northern District of California. The complaint alleges trademark infringement and dilution and unfair competition arising out of our use of the mark "EMONSTER". Monster Cable Products is seeking monetary damages and injunctive relief. Our response to the complaint is due November 15, 2000. Although we believe that we have meritorious defenses and intend to defend ourselves vigorously in this action, given the early stage of this litigation and the inherent uncertainty of any litigation, we cannot assure you that our defense will be successful. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. We cannot guarantee that the results of this litigation will not significantly harm our business.

   Various other lawsuits, claims and proceedings have been or may be asserted against us, including those related to product liability, intellectual property, Internet content, privacy, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merits of the claim and could divert management's attention from our business. We cannot predict the outcome of any litigation. Some lawsuits, claims or proceedings may be disposed of unfavorably to us, and we may incur significant costs defending ourselves.

   We may not be able to compete effectively if we are not able to protect our intellectual property.

   We rely on a combination of trademark, trade secret, patent and copyright law and contractual restrictions to protect our intellectual property. E-MACHINES is our registered trademark in the United States. We have also applied to register several trademarks including eMachines and the "E" logo in the United States. We have also applied to register marks in the European Community, the United Kingdom, Argentina, Brazil, Chile, Colombia, Venezuela, Japan, Taiwan, China, Canada and Mexico. We also have a United States patent application currently pending. If we are not successful in obtaining the patent protection we seek, our competitors may be able to replicate our ad optimization technology and compete more effectively against us. The legal protections described above, even if successful, would afford only limited protection. Unauthorized parties may attempt to copy aspects of our products, services, or otherwise attempt to obtain and use our intellectual property. Enforcement of trademark rights against unauthorized use, particularly over the Internet and in other countries, may be impractical or impossible and could generate confusion and diminish the value of the mark. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of our resources and could seriously harm our business and operating results. Our inability to protect our intellectual property may harm our business and financial prospects.

   Products that contain, or are rumored to contain, defects could result in significant costs to us, decreased sales of our products, damage to our brand and lawsuits.

   The design and production of PC components is highly complex. Because we do not design or produce our own PC products, we must rely on suppliers and component manufacturers to provide us with high-quality products. If any of our PC products contain defective components, we could experience delays in shipment of these products and increased costs. The design of software is highly complex, and software often contains defects that may be undiscovered for long periods of time. If we or our software suppliers who have bundled their software on our computers are not successful in designing this software, or if defects in our or our software suppliers' software or in our PC products are discovered after we have shipped the affected software or PC products in volume, we could be harmed in the following ways:

  .  upgrades, replacements or recalls could impose substantial costs on us;

  . rumors, false or otherwise, could be circulated by the press and other media, which could cause a decrease in sales of our products and significant damage to our brand; and

  . our PC buyers could file suits against us alleging damages caused by defective products.

   For example, in October 1999, David Packard, on behalf of a putative nationwide class, filed complaints against us, Hewlett-Packard and Compaq in the U.S. District Court for the Eastern District of Texas based on the alleged sale of defective goods. The complaint alleges that a chip in the respective defendants' PC products contains a defect that causes an error to occur when information is written to a floppy disk. For a discussion of these complaints and the risks associated with the lawsuit against us, see the risk factor "We are involved in litigation that may be costly and time-consuming" above.

   If demand for Internet access devices, in general, and PCs, in particular, does not continue to grow, we could have excessive inventories that could result in write-offs.

   The future success of our business model depends on the continued strong demand for Internet access devices, generally, and for PCs, in particular. Although we currently focus our efforts on high-quality, low-priced PC products, we expect consumer demand for more powerful PCs and other Internet access devices to increase with advances in technology and declines in prices. To meet these demands, we must successfully gauge the level and timing of consumer demand for PCs and other Internet access devices and match the supply of each. The PC and Internet access device markets are characterized by rapid new product and technology introductions and generally declining prices for existing products. Demand for PCs and other Internet access devices might be significantly reduced if consumers perceive little technological advantage in new products or believe that the price of a new product is not worth the perceived technical advantage. Further, if consumers view anticipated changes as significant, such as the introduction of a new operating system or microprocessor architecture, overall market demand for PCs and other Internet access devices may decline because potential consumers may postpone their purchases until release of the new product or in anticipation of lower prices on existing products following the introduction of new models. Reduced demand could result in excessive inventories that could lead to write-offs of some or all of the excess inventories and could take several quarters to correct.

   The success of our Internet access device is uncertain.

   We have announced an alliance with Microsoft for us to sell an Internet access device beginning in the fourth quarter of 2000 and we have entered into supply and other agreements in connection with this device.

The success of this device and other similar devices that we may sell in the future is uncertain and depends on many factors, including, among others:

  . The success and duration of our alliance with Microsoft and other alliances into which we may enter in the future with respect to our Internet access device;

  . the success and continuation of efforts to promote our Internet access device;

  . Microsoft's and other potential partners' willingness to provide rebates to the purchasers of our Internet access device;

  . our purchasers' willingness to enter into contracts with and pay ISPs in order to receive rebates; and

  . the competitiveness of the price and features of our Internet access device versus similar products from competing manufacturers.

   We cannot assure you that we will be able to enter the Internet access device market successfully or that if we enter the market successfully, our efforts will be met with consumer acceptance.

               Risks Principally Related to Our Internet Business

   The Internet advertising market is new and unproven and may not continue to develop.

   The Internet has not been used as an advertising medium for a sufficient period of time to demonstrate its effectiveness. Our business would be adversely affected if the Internet advertising market fails to develop. Most of our current or potential advertising customers have not devoted a significant portion of their advertising expenditures to Internet advertising and may not find Internet advertising to be effective for promoting their products and services relative to advertising using traditional media.

   Currently, there are no widely accepted standards for measuring the effectiveness of Internet advertising. We cannot be certain that such standards will develop to sufficiently support Internet advertising as a significant advertising medium. Advertisers may not accept our or third-party measurements of impressions or click-throughs on Web sites using our services. The effectiveness of Internet advertising depends on the accuracy of information contained in the databases used to target advertisements. We cannot be certain that the information in our databases will be accurate or that advertisers will be willing to have advertisements targeted by any database containing such potential inaccuracies. Actual or perceived ineffectiveness of online advertising in general, or the actual or perceived inaccuracy of measurements or database information in particular, could limit the long-term growth of online advertising.

   The advertising links that we provide using our hot-key-enabled keyboards and client software and the banner advertisements that we serve may not be effective advertising methods. Other forms of Internet advertising may be more effective or gain wider acceptance; nonetheless, we may not be able to take advantage of these other forms of advertising. Moreover, "filter" software programs that limit advertising from being delivered to a user's computer are currently available. The Internet advertising market and our business could be adversely affected if use of filter software becomes widespread.

   Adoption of online direct marketing, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing. Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of our direct marketing services to generate demand for such services. Enterprises may be reluctant or slow to adopt new approaches that may replace, limit, or compete with their existing systems. In addition, since online direct marketing is emerging as a new and distinct market apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements.

   Our ability to generate Internet-based revenues is unproven and we may never achieve profitability in our Internet business.

   We first began bundling the eWare desktop client software with our PCs during December 1999 and did not begin production of our first keyboard with Internet hot-keys until January 2000. Given our limited history offering these Internet-based services, evaluating our performance is difficult. Although FreePC had relationships with a large number of advertisers, our business model is significantly different than FreePC's, and many of these advertisers have stopped doing business with us since we have discontinued distributing free computers and providing free Internet access service. You should consider the uncertainties that we may encounter as we develop our Internet business in this rapidly evolving market, such as:

  . consumer demand for, and acceptance of, our eWare Internet client and hot-key-enabled keyboards;

  . our ability to create user-friendly applications that appeal to consumers;

  . our ability to contract with content providers who will furnish information that our users find attractive;

  .  our ability to support a large number of users;

  . our ability to anticipate and adapt to a developing market and to rapidly changing technologies;

  . our unproven and evolving business model, which may not prove to be attractive to Internet partners; and

  . our need to expand significantly our internal resources to support growth of our product and service offerings.

   If we cannot successfully address these issues, we will be unable to expand our Internet business, compete effectively or achieve profitability in the Internet segment of our business.

   Our Internet-based revenues will suffer if consumers do not use the hot-keys, desktop client software and other Internet-related services that we provide them.

   We expect to generate future revenues from sources such as Internet advertising, sponsorships, e-commerce and Internet application services. The success of our Internet operations depends upon the use by our consumers of the hot-keys on our keyboards and our desktop client software to reach selected advertisers' Web sites. Many of our potential consumers have never purchased Internet access service, used the Internet, e-mail or other Internet-based applications or engaged in e-commerce transactions. Potential users must use our desktop client software and hot-keys as part of their Internet and e-commerce experience for us to receive recurring Internet revenues. Because these keys and the menu bar have only been operational for a limited period of time and because they are new methods of accessing Web sites and Internet-based services, whether enough users of our PCs will use these features to create a sufficiently large audience to attract advertisers is uncertain. Use of the hot-keys and our desktop client software depends on the appeal to our consumers of the linked Web sites. Some of our current and future advertisers may not want to do business with us if our Internet-based services do not prove to be effective for them. We rely on market research to determine the categories of products and services in which consumers are likely to be interested. Should our reliance on this research prove to be misguided, we may fail to select relevant categories of interest to consumers or fail to adequately provide links to superior content within these categories. In addition, we have no control over the experience that our consumers have while visiting these Web sites. Consumers who are not satisfied with their experience may decide not to use our hot-keys or desktop client software. Should this occur, our ability to generate advertising revenue will be significantly harmed.

   We face risks related to expanding into new services and business areas, in particular, e-commerce.

   To increase our revenues, we will need to expand our operations by promoting new or complementary products and by expanding the breadth and depth of our services. Specifically, our future success will depend, in part, on obtaining revenues from the facilitation of e-commerce transactions with online and traditional retailers. The market for e-commerce services is extremely competitive. Because we have limited experience in this market, we may have limited success. If we expand our operations in this manner, we will require significant resources for additional development and such expansion may strain our management, financial and operational resources. Our expansion into new product and service offerings may not be timely or may not generate sufficient revenues to offset their cost. If this occurs, our business will be seriously harmed.

   If we are unable to compete successfully for users, we could experience a loss of revenues and market share.

   The markets for PCs, Internet appliances and Internet advertising are intensely competitive, evolving and subject to rapid technological change. These markets are characterized by an increasing number of entrants. We compete for users, and consequently for potential electronic commerce and advertising revenue, directly or indirectly, with the following categories of competitors:

  . vendors of personal computers, such as Apple, Compaq, Dell, Gateway, Hewlett-Packard and IBM;

  . vendors of stand-alone Internet appliances, such as InfoGear, Netpliance and WebTV, as well as other PC manufacturers who have or may be entering into the Internet appliance market;

  . Internet service providers, such as America Online, EarthLink, Mindspring, Microsoft and NetZero;

  .  Internet portals, such as Excite@Home, Lycos and Yahoo!; and

  . providers of Internet advertising services, such as 24/7 Media, DoubleClick and Engage Technologies.

   Virtually all of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a substantially larger installed base of customers than we do. In addition, many of our competitors have nationally known brands or well-established relationships and have extensive knowledge of our industry. Moreover, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address consumer needs or to combine hardware product and Internet service offerings.

   If we are unable to sell America Online's Internet access services to our PC buyers, our revenues and profits would be reduced.

   Our future success depends, in part, on our ability to sell Internet access services to our PC buyers. The PC industry and the Internet industry are currently evolving and converging. We believe that this convergence will result in the PC becoming the Internet appliance that attracts consumers to enter into multi-year Internet access service contracts. In addition, since we receive bounty payments and other revenues from America Online depending on the service our PC buyers choose, our business would be harmed if the reputation of America Online or the popularity of America Online's AOL Classic or CompuServe 2000 suffer and a significant number of buyers do not also purchase Internet access service from America Online. If Internet access services fees decline significantly or become free, an ISP rebate program would be unattractive to consumers and our revenues and profits would be reduced.

   Our future growth depends on the continued use of the Internet.

   We believe a significant number of our PC buyers are purchasing our products and services as a means of connecting to the Internet. As a result, our success substantially depends upon continued growth in Internet use. The adoption of the Internet medium for commerce and communications generally requires the understanding and acceptance of a new way of purchasing goods and exchanging information. The use and acceptance of the Internet may not increase for a number of other reasons, including the following:

  . actual or perceived lack of security of information, such as credit card numbers, which are transmitted over the Internet;

  .  high cost or lack of availability of access;

  .  congestion or traffic or other usage delays on the Internet;

  .  inconsistent quality of service;

  .  possible outages due to damage to the Internet;

  .  uncertainty regarding intellectual property ownership; and

  .  government regulation of the Internet.

   Capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed to mitigate the effects of these factors, or if the Internet does not become a viable and widely used commercial and communication medium, our products and services would be less attractive and our future growth would be impaired.

   If software we develop or software developed by, or licensed from, third parties, has any unanticipated defects or becomes unavailable, we could experience service interruptions that could increase our repair costs or reduce our revenues.

   We have developed and are further developing two-way client software as well as other applications that will be bundled with our PCs. Some of our Internet-based services rely on software provided by third parties that is bundled with our PCs. We have no control over the quality of this software or, in the case of eWare, whether this software will be available to our users on a continuous basis. If eWare is not available to our users, we may experience, among other things, increased technical support costs and decreased Internet advertising revenues, which could have a negative impact on our results of operations. Our software and this third-party supplied software may contain undetected errors, defects or bugs. These defects could cause service interruptions that could damage our reputation or increase our product repair costs, prevent us from delivering advertisements, cause us to lose revenue, delay market acceptance of our Internet-based services or divert our development resources, any of which could cause our business to suffer. If these problems cannot be fixed in a timely manner, we may be unable to fulfill our obligations to our advertising customers, which could significantly harm our business.

   Our servers are located at a single site and, in the event of a natural disaster, our client software would not operate.

   We depend on the efficient and uninterrupted operations of our Web servers and other hardware systems. Our Web servers and other hardware systems are located in Sunnyvale, California. Our Web servers and other hardware systems are vulnerable to damage from earthquakes, fire, floods, power loss, telecommunications failures, and similar events. If any of these events result in damage to our Web servers or other hardware systems, we may be unable to deliver Internet advertising and other related Internet services for our customers until the damage is repaired. If this occurs, we may lose customers, users of our client software and revenue, and may incur substantial costs in repairing any damage.

   Online security breaches could result in a loss of consumer confidence in e-commerce, which could lessen our ability to implement our business strategy.

   Because many of our advertisers encourage people to use the Internet to purchase goods and services, our business could be seriously harmed if Internet users reduce their use of the Internet because of security concerns. We currently ask consumers to provide us with registration and other information, and we rely on encryption and authentication technology to securely transmit this confidential information. A party that is able to circumvent the security of our server systems could steal proprietary information or cause interruptions in our operations. Our efforts to protect our server systems may not be successful. Any well-publicized compromise of confidential information, whether during the transmission of data or while it is stored on our servers, could damage our reputation, expose us to a risk of loss, litigation or liability, and deter people from using the Internet. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

   We could be exposed to liability or increased costs if new case law is decided, or new government regulation is enacted, regarding the Internet.

   The law relating to our Internet business and operations is evolving, and no clear legal precedents have been established. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in e-commerce, and new state tax regulations may subject us to additional state sales or other taxes. The adoption of any new Internet laws and regulations or the application of existing laws and regulations to the Internet and e-commerce could decrease the demand for our products and services or increase the cost of doing business. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. If we were alleged to have violated federal, state or foreign civil or criminal law, even if we could successfully defend such claims, such allegations could occupy significant amounts of management's time, harm our business reputation and negatively affect our operating results and financial condition.

                  Risks Principally Related to Our PC Business

   Because our business depends on outsourcing a substantial portion of our PC operations, if we were unable to do so in the future, we could incur significantly higher costs which would reduce our revenues and our profits.

   Historically, we have had relatively low manufacturing and operating costs because we outsource most of our operating and manufacturing functions, including system assembly, warehouse labor, distribution, research, product design, warranty services and customer support. We have had relatively low distribution costs because we distribute our products primarily through a limited number of large retailers. We may not be successful in managing our relationships with any of these third parties, and if existing third-party suppliers cannot provide these services at commercially reasonable prices, or at all, and we are not able to find suitable alternative suppliers, our business would be significantly harmed. For example, we recently transitioned our customer support functions to a new vendor. If we cannot successfully transition these operations, or if the new vendor cannot provide the level of service we require, our business may be harmed. Moreover, we may not be able to monitor or control effectively the quality of the PCs and monitors manufactured by our suppliers. Low-quality products, poor customer service, or similar inadequacies may harm our brand name, which would reduce our revenues and profits.

   Because we currently depend solely on one manufacturer for our PCs and one manufacturer for our monitors, if supply is reduced or discontinued, our growth rate would decline which would harm our business and financial results.

   TriGem Computer currently manufactures all of our PCs pursuant to a supply agreement. We currently purchase all of our monitors from a different manufacturer pursuant to a supply agreement. We have no obligation to order, take minimum delivery or purchase products at pre-negotiated prices from TriGem Computer or our monitor manufacturer. Our suppliers are currently operating below full capacity, but may operate at full capacity in the future. In order to meet anticipated demand for our products and the products of other customers, TriGem Computer currently utilizes an outsourcing manufacturing contractor in Xiamen, China, to manufacture some of our low priced PC models and its wholly-owned facility, in Shenyang, China, to manufacture our other PCs. Both facilities are final-assembly plants with production capacity of approximately 250,000 PC units per month. TriGem anticipates opening an additional factory in Korea later this year, with expected additional capacity of approximately 200,000 PC units per month. Under the terms of our supply agreements, TriGem Computer and our monitor manufacturer have agreed to reserve a portion of their manufacturing capacity at their facilities to meet our supply requirements. Some of the terms of our supply agreements with TriGem Computer and our monitor manufacturer are subject to periodic adjustment and there can be no assurance that renegotiation of those terms will be favorable to us or that such renegotiation will not have a negative impact on our results of operations. TriGem Computer and our monitor manufacturer provide other vendors with PCs and monitors. As a result, we may not benefit from any increased production capacity. If we are unable to obtain a sufficient supply of PCs or monitors to meet the demand for our products, our growth rate would decline, which could reduce our sales, revenue and market share.

   In the future, we plan to establish supply relationships with other PC and monitor manufacturers. We recently entered into a supply agreement for the manufacture of our Internet access device and a supply agreement for the manufacture of our monitors. There can be no assurances that we will be able to enter into supply or other agreements on terms acceptable to us with other manufacturers to provide us with PCs and monitors.

   Our suppliers depend on a limited number of key suppliers for microprocessors and other components used in our products.

   Our suppliers generally use standard parts and components available from a number of vendors. However, our suppliers are dependent on Intel Corporation and Advanced Micro Devices, Inc. for their supply of microprocessors. If our suppliers are unable to obtain sufficient quantities of microprocessors from Intel or Advanced Micro Devices, or if these companies stop producing microprocessors that meet our needs, our suppliers could experience increases in component costs or delays in product shipments that would significantly harm our business. Even where multiple vendors are available, our suppliers' strategy has been to concentrate purchases from a single source to obtain favorable pricing. Our profit margins may decline and our business would be significantly harmed if supply shortages led to price increases or production delays for our products.

   Because average selling prices of PCs decline rapidly, if we fail to properly manage our inventory, we may be unable to meet consumer demand or we could have excess inventories.

   The average selling prices of PCs are subject to rapid declines. To address the problems created by excess inventory in the face of rapid price decreases, PC vendors must carefully manage their inventory. Additionally, due to our narrow margins, we must manage our inventory more efficiently than traditional PC vendors. From time to time in the past, our inventory has been limited by the capacity of our manufacturers and may be limited in the future. We may be unsuccessful in managing the supply of our PCs and monitors to meet demand in the future. Our business is dependent on our ability to quickly sell our PC products through the retail channel. We must carefully monitor market demand for, and supply of, our products in an effort to match supply to consumer demand. If we overestimate the supply needed to meet consumer demand, we could have excess inventory and may need to liquidate such inventory, either of which could have a material impact on our financial results. For example, due to adverse market conditions in the second quarter of 2000, we determined that the cost of certain of our inventory was in excess of market value and wrote down this inventory by $21.6 million. Conversely. if we underestimate needed supply or otherwise maintain too little inventory, we may not be able to react quickly to sudden increases in market demand for a given product.

   Retailers generally have the right to return a portion of excess inventory purchased in the prior quarter within a limited period of time. Increased inventory levels in our distribution channels, whether due to a decrease in consumer demand for our products, lower-than-anticipated demand for PCs in general, problems in managing product transitions or component pricing movements could significantly harm our profitability. Production delays at the beginning of a new PC product cycle could affect our sales of newer products and how we manage the sale of older PC product inventory held by retailers. If we are unable to sell our aging products at anticipated prices, our margins would be reduced. In managing our supply chain, we must accurately forecast consumer demand for our products.

   The international operations of our suppliers of PCs and monitors expose us to currency, trade, regulatory, political and other risks.

   All of our PCs and monitors are currently being manufactured in Korea, China, Taiwan and Malaysia. Our current and potential future international suppliers' operations, and in turn our operating results, are subject to a number of risks associated with international operations including:

  .  fluctuations in currency values;

  .  export duties, import controls and trade barriers;

  .  restrictions on the transfer of funds;

  . the ability of our international suppliers to timely deliver products to us and to Dixons, which could be affected by, among other things, adverse weather conditions and shortages of containers.

  .  political and economic instability; and

  .  compliance with foreign laws.

   Our success depends on our ability to compete successfully in the PC industry.

   The PC industry is highly competitive and we expect this competition to increase significantly, particularly in the low-priced PC market. We have been able to gain market share by selling high-quality PCs at prices significantly lower than those offered by established PC vendors. We expect pricing pressures in the PC market to continue, particularly as more vendors combine Internet access with the purchase of a PC. PC vendors may continue to reduce their prices to compete with us at our low price points. Large PC vendors such as Compaq, Gateway, Hewlett-Packard and IBM have significantly greater financial, marketing and technical resources than we do and may decide to accept lower margins or losses on a sustained basis on their low-priced PC sales to regain market share. The introduction of low-priced PCs combined with the brand strength, extensive distribution channels and financial resources of the larger PC vendors may cause us to lose market share.

   Most major PC vendors have begun to offer Internet access services. Some PC vendors are trying to increase their sales of higher-priced PCs by offering additional services, such as free Internet access for a limited period of time. In addition, other PC vendors are adopting programs similar to ours that rebate a portion of the purchase price of PCs in exchange for entering into multi-year Internet access service contracts. There are relatively few barriers preventing competitors from entering this market. As a result, new market entrants pose a threat to our business. We do not own any patented technology that precludes or inhibits competitors from entering the low-priced PC market. Existing or future competitors may develop or offer products or services that are comparable or superior to ours at a lower price, which could erode our competitive position. For example, in the last quarter of 1999 one retailer began offering its own branded, low-priced PCs in conjunction with Internet access service from America Online. Our PC and monitor suppliers have only limited obligations to meet our demand for products and can divert some or all of their output to others, including our competitors, or sell directly to the retail channel. If any of these events were to occur, our market share could be reduced unless we were able to successfully compete with these parties and source high quality PCs and monitors from other low-cost manufacturers.

   The future of our PC business depends on PCs remaining the predominant Internet access device.

   The future of our PC business depends on PCs remaining the predominant Internet access device. Internet services are currently accessed primarily by PCs. However, television set-top boxes, hand-held products and other non-PC devices may increasingly be used to access the Internet. Television set-top boxes equipped with modems and cable modems allow users to transmit data at substantially faster speeds than the analog modems currently incorporated in our PCs. If consumers prefer this or any other alternative devices to PCs to access the Internet, sales of our PCs may slow. We plan to enter these markets by introducing our own non-PC devices to access the Internet or by forming relationships with companies that manufacture and/or sell such devices. There can be no assurance that such efforts will be successful or that our efforts will be met with consumer acceptance.

   Because we depend on licenses of intellectual property from third parties to produce our PC products, the loss of any of these licenses would significantly harm our financial results.

   We are required to obtain licenses from software providers in order to market and sell our products and services. We currently pre-install Windows Millenium and Microsoft Works on our PCs pursuant to a license with Microsoft. However, if we are unable to maintain these licenses, or obtain the necessary licenses in the future, we may be forced to market products without these technological features or software. We may also be forced to discontinue sales of our products that incorporate allegedly protected technology for which we have no license or defend legal actions taken against us relating to our use of the allegedly protected technology. Our inability to obtain licenses on competitive terms necessary to sell our PCs at a profit would significantly harm our financial results.

   Because we depend on a limited number of large retailers for a significant portion of our revenues, the loss of any of these retailers could significantly harm our financial results.

   We depend substantially on retailers to sell our PCs and monitors. Since inception, we have derived a significant portion of our gross revenues from sales of our PCs and monitors to a limited number of large retailers. For the six months ended July 1, 2000, approximately 54.8% of our gross revenues were from sales of PCs and monitors to Best Buy, Office Depot and Circuit City, our three largest retail customers. For the nine months ended September 30, 2000, approximately 56.8% of our gross revenues were from sales of PCs and monitors to Best Buy, Office Depot, and Circuit City, our three largest retail customers. We expect to continue to derive a large percentage of our gross revenues from sales of PCs and monitors to a limited number of leading retailers. However, our retail customers are not contractually committed to future purchases of our products and could discontinue carrying our products at any time. In addition, we compete with an increasing number of companies for access to limited shelf space with these retailers. Generally, these retailers limit the number of PC brands they carry and may stop carrying our PCs at any time. Any significant disruption of our relationship with any of our major retailers, any significant reduction in purchases by them or any significant delays in payments by them, could affect our ability to generate revenues or results of operations.

   If we are unable to monitor and manage our product rebate programs, our revenues could decrease.

   We currently offer product rebates to buyers of our PCs. We have limited historical data to assist us in determining what percentage of consumers will claim these product rebates. At the same time, we must approximate future product rebate redemptions in order to price our products effectively. If an unexpectedly large number of our PC buyers redeemed the product rebates to which they were entitled, the effective average selling price of our products would be reduced below the level we anticipated and our revenues would decrease.

   We rely on the availability of rebates offered by Internet service providers to sell our PCs, and if such rebates are discontinued, our sales could decrease.

   To help sell PCs, we rely on the availability of rebates offered by Internet service providers to purchasers of new computers who subscribe for their Internet access services. These rebates reduce the effective price of our PC models, making them more affordable for consumers. If these rebates were discontinued, the effective prices of our PCs would increase, which likely would reduce sales of our PCs. A significant decrease in sales of PCs would harm our business.

   We have announced that we will be selling our PCs in Europe through an alliance with Dixons. Our expansion into international markets or our alliance with Dixons may not prove to be successful.

   An important element of our strategy is to expand our operations into international markets. To this effect, we entered into an alliance with Dixons, a European consumer electronics retailer, during the second quarter of 2000. International sales through our relationship with Dixons began in the third quarter of 2000 and are expected to account for an increasing percentage of our revenues over the foreseeable future. We have no experience in marketing, selling and distributing our services internationally. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences.

   Because our international sales are made through an alliance with Dixons, such sales will depend on Dixons' ability to distribute and market our products and our ability to manage our relationship with Dixons. This strategic alliance will not be considered a success if it does not generate a significant amount of PC sales in Europe and does not expand our business internationally. Moreover, this relationship may adversely affect our ability to enter into agreements with other potential distributors in Europe. Finally, if we become dependent on Dixons for distribution of our products in Europe and, if our relationship with Dixons terminates, we may not be able to find distributors to replace Dixons in those markets. To the extent that we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed and we cannot assure you that we will be able to expand internationally. Further, our international expansion will depend, in part, on the acceptance of the Internet abroad.

   Because our international sales are expected to be denominated in U.S. dollars, the strengthening of the U.S. dollar relative to the currencies of other countries into which we sell our products and services could make our products and services relatively more expensive, thereby decreasing the price-competitiveness of our products and services.

                       Risks Related to Our Common Stock

   Our principal stockholders can exercise a controlling influence over our business and affairs.

   Our four principal stockholders, TriGem Corporation, Korea Data Systems America, Stephen A. Dukker and Bill Gross and his affiliated entities, beneficially owned approximately 58% of our common stock as of September 30, 2000. If these stockholders acted or voted together, they would have the power to elect our directors and to exercise a controlling influence over our business and affairs. In addition, this concentration of ownership could prevent a change in control that might otherwise be beneficial to our stockholders.

   We may have potential conflicts of interest with our principal stockholders that could be resolved in a manner that is inconsistent with other stockholders' interests.

   Conflicts of interest may arise between us and our principal stockholders in a number of areas relating to our present and ongoing relationships, which could be resolved in a manner that is inconsistent with our other stockholders' interests.

   Substantial future sales of our common stock in the public market may depress our stock price.

   Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the future. Sales of a substantial number of shares of our common stock in the future could cause our stock price to fall. The sale of these shares could impair our ability to raise capital through the sale of additional stock.

   Our charter documents and Delaware law could make it more difficult for a third party to acquire us and discourage a takeover.

   Our certificate of incorporation and bylaws are designed to make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. As a Delaware corporation, we are also subject to the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law. These provisions could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

   Our stock price may be volatile.

   The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including those set forth in the items under "Risks That Could Affect Our Financial Condition and Results of Operations." An active public market for our common stock may not develop or be sustained. The stock markets in general, and The Nasdaq National Stock Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may seriously impact the market price of our common stock, regardless of our actual operating performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risk outlined under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

   All of the shares of common stock owned by the selling stockholders that are being offered for resale were issued pursuant to our 1998 Amended and Restated Stock Plan and the FreePC 1999 Stock Plan and the Guide.com 1998 Stock Option Plan. Beneficial ownership calculations are determined in accordance with the rules of the Securities and Exchange Commission and are based on 145,582,427 shares outstanding as of September 30, 2000. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are presently exercisable or that will become exercisable within 60 days of September 30, 2000 are deemed outstanding for such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Until we satisfy the requirements for use of Form S-3, which we anticipate will occur in March 2001, the volume limitations specified in Rule 144(e) under the Securities Act of 1933 concerning the amount of securities to be offered by each selling stockholder, and any other person with whom the selling stockholder is acting in concert for the purpose of selling eMachines securities, during any three-month period will limit the number of shares that the selling stockholder may sell using this prospectus hereunder. The following table lists the names of the selling stockholders and the number of shares of common stock to be sold by them pursuant to this prospectus.

                          Beneficial Ownership                    Beneficial Ownership
                            of Common Stock                         of Common Stock
                           Prior to Offering     Number of Shares    After Offering
                          ---------------------- of Common Stock  ----------------------
Selling Stockholders(1)    Number      Percent       Offered       Number      Percent
-----------------------   ----------- ---------- ---------------- ----------- ----------
Audrey U. Finci (1).....       95,750          *       5,148           90,602          *
Jim Mertz (2)...........       80,000          *      80,000                0          *
Celeste Wood (3) .......       50,289          *      35,202           15,087          *
Larry Kleinberg (4).....       47,146          *      33,002           14,144          *
Yekaterina T. Porter
 (5)....................       25,145          *      17,601            7,544          *
Jeffrey W. Yoak (6).....       21,452          *      15,016            6,436          *
David D. Conner (7).....       20,430          *      14,301            6,129          *
Lisa M. Minneci (8).....       15,716          *      11,001            4,715          *
Moise Garrett (9).......       15,716          *      11,001            4,715          *
Richard Kennedy (10)....       15,714          *      11,000            4,714          *
Ryan S. Brewer (11).....       12,572          *       8,800            3,772          *
Michael Paull (12)......       12,571          *       8,800            3,771          *
Scottie V. Jack (13)....        9,429          *       6,600            2,829          *
Thomas R. Tileston
 (14)...................        6,914          *       4,840            2,074          *
Tzung Yin Liu (15)......        6,286          *       4,400            1,886          *
Anthony H. Payne, Jr.
 (16)...................        4,243          *       2,970            1,273          *
James C. Christensen
 (17)...................        3,929          *       2,750            1,179
Lynn B. Berryessa (18)..        3,143          *       2,200              943          *
Jeffrey Wayne Su (19)...        1,257          *         880              377          *
Frank Lin (20)..........          629          *         440              189          *
Rini Viajayan (21)......          160          *         160                0          *
Traci Mostow (22).......          160          *         160                0          *
Albert Richardson (23)..          157          *         110               47          *

--------
  *  Less than 1%.
 (1) Mrs. Finci was our executive vice president of operations from October 1999 until May 2000. Her number of shares beneficially owned includes 28,725 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000
 (2) Mr. Mertz was our vice president of operations from September 1998 until August 2000.
 (3) Ms. Wood was our director of legal affairs from June 1999 until June 2000. Her number of shares beneficially owned includes 15,087 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
 (4) Mr. Kleinberg was our director of finance from October 1999 until May 2000. His number of shares beneficially owned includes 14,144 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.

 (5) Ms. Porter was our director of development from February 1999 until July 2000. Her number of shares beneficially owned includes 7,544 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
 (6) Mr. Yoak was a programmer from March 1999 until April 2000. His number of shares beneficially owned includes 6,436 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
 (7) Mr. Conner was one of our MIS engineers from April 1999 until May 2000. His number of shares beneficially owned includes 6,129 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
 (8) Ms. Minneci was one of our marketing managers from April 1999 until May 2000. Her number of shares beneficially owned includes 4,715 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
 (9) Mr. Garrett was our finance manager from April 1999 until July 2000. His number of shares beneficially owned includes 4,715 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(10) Mr. Kennedy was our director of human resources from April 1999 until May 2000. His number of shares beneficially owned includes 4,714 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(11) Mr. Brewer was one of our account executives from March 1999 until April 2000. His number of shares beneficially owned includes 3,772 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(12) Mr. Paull was our director of business development from July 1999 until July 2000. His number of shares beneficially owned includes 3,771 shares upon exercise of warrants exercisable within 60 days of September 30, 2000.
(13) Mr. Jack was our manager of telecom operations from July 1999 until March 2000. His number of shares beneficially owned includes 2,829 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(14) Mr. Tileston was our director of data insight from September 1999 until April 2000. His number of shares beneficially owned includes 2,074 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(15) Mr. Liu was one of our senior software engineers from September 1999 until March 2000. His number of shares beneficially owned includes 1,886 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(16) Mr. Payne was one of our software engineers from August 1999 until March 2000. His number of shares beneficially owned includes 1,273 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(17) Mr. Christensen was our account executive from September 1999 until June 2000. His number of shares beneficially owned includes 1,179 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(18) Ms. Berryessa was our payroll manager from June 1999 until April 2000. Her number of shares beneficially owned includes 943 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(19) Mr. Su was one of our programmers from August 1999 until March 2000. His number of shares beneficially owned includes 377 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(20) Mr. Lin is an image technician with us. His number of shares beneficially owned includes 189 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.
(21) Ms. Viajayan was our charge-back coordinator from April 1999 until July
     2000.
(22) Ms. Mostow was one of our junior accountants from February 1999 until August 2000.
(23) Mr. Richardson was our customer service lead from August 1999 until January 2000. His number of shares beneficially owned includes 47 shares issuable upon exercise of warrants exercisable within 60 days of September 30, 2000.

                              PLAN OF DISTRIBUTION

   We are registering on behalf of the selling stockholders the shares that they are offering to sell in this prospectus. We will pay all costs, expenses and fees to register the shares covered by this prospectus. The selling stockholders will pay any commissions and similar selling expenses of brokers or dealers attributable to the sale of the shares.

   The selling stockholders may sell or distribute some or all of the shares in one or more transactions, which may involve block transactions, on the Nasdaq National Market, in privately negotiated transactions, in the over-the-counter market or in a combination of these transactions. These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. These transactions may or may not involve brokers or dealers.

   The selling stockholders may sell the shares directly to purchasers or to or through brokers or dealers, which may act as principals or agents. These brokers and dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, and, if they act as agent for the purchaser of the shares, from such purchaser. This compensation may be in excess of that customary for the type of transaction involved.

   The selling stockholders and any brokers or dealers that participate in the distribution of the shares may be considered underwriters within the meaning of the Securities Act of 1933. Any commissions received by brokers or dealers and any profit on the resale of the shares sold by them while acting as principals may be considered to be underwriting discounts and commissions under the Securities Act of 1933. We know of no existing arrangements between any selling stockholder and any other selling stockholder or broker, dealer or other agent for the sale or distribution of the shares. Each selling stockholder may indemnify any broker, dealer or agent and its controlling persons against liabilities arising from the sale of the shares, including those liabilities arising under the Securities Act of 1933.

   We have advised the selling stockholders that the anti-manipulative provisions of Regulation M of the Securities Exchange Act of 1934 may apply to any person engaged in the distribution of the shares. We have also informed the selling stockholders of the possible need to deliver copies of this prospectus to prospective purchasers of the shares.

   Any securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act of 1933 may be sold in compliance with Rule 144 rather than under this prospectus. Under Rule 144, a person generally may sell, within any three-month period, restricted shares in an amount that does not exceed the greater of:

  .  1% of our then outstanding shares of common stock; or

  . the average weekly trading volume in our common stock during the four calendar weeks preceding the sale,

if at least one year has elapsed since the shares were acquired from us or our affiliates. Rule 144 also restricts the manner in which the shares may be sold, may require the filing of a notice of the proposed sale of shares and requires the availability of current public information regarding us. However, a person who is not an affiliate of us at any time within the three months prior to a sale may sell restricted shares without regard to the volume limitations or these other restrictions if at least two years have elapsed since the shares were acquired from us or our affiliates.

   If a selling stockholder notifies us that the selling stockholder has engaged a broker or dealer to sell the shares through a block trade, special offering, exchange distribution or secondary distribution or to buy the shares, we will supplement this prospectus as required by the Securities Act of 1933. The supplement will disclose:

  . the name of the selling stockholder and the participating broker or dealer;

  .  the number of shares involved;

  .  the price at which the shares were sold;

  . the commissions paid or the discounts or concessions allowed any broker or dealer;

  . that the broker or dealer did not conduct an investigation to verify the information included or incorporated by reference in this prospectus; and

  .  other facts material to the transaction.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law permits a corporation to indemnify officers, directors and third parties acting on the corporation's behalf if the person acted in good faith and in a manner reasonably believed to be in and not opposed to the corporation's best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe that the party's conduct was unlawful. Section 145 also permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article XI of our amended and restated certificate of incorporation provides for the indemnification of directors against liability for monetary damages for breach of fiduciary duty to the fullest extent permitted under Delaware law.

   Article VI of our amended and restated bylaws provides for the indemnification of officers and directors against liability incurred while acting on our behalf.

   We also have entered into indemnification agreements with our directors and officers and intend to enter into indemnification agreements with any new directors and officers in the future.

   We also maintain liability insurance for the benefit of our directors and officers.

   Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in this prospectus or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                    EXPERTS

   The consolidated financial statements of eMachines, Inc. as of December 31, 1999 and for the period from September 18, 1998, our inception, to December 31, 1998 audited by Deloitte & Touche LLP, independent auditors, have been incorporated by reference into this prospectus and the related registration statement in reliance upon such firm's report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement of the Company's financial statements and is incorporated by reference into this prospectus) given upon the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements of FreePC, Inc. and Subsidiary appearing in eMachines, Inc.'s Form S-1 filed on March 24, 2000, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

   We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as eMachines, that file electronically with the SEC.

   This prospectus contains information concerning us and the sale of our common stock by the selling stockholders, but does not contain all the information set forth in the registration statement that we filed with the SEC under the Securities Act. Statements made in this prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and such statements are qualified by reference to the applicable contract, agreement or other document. The registration statement, including various exhibits, may be obtained upon payment of the fee charged by the SEC, or may be examined without charge at the SEC's office in Washington, D.C.

                   INCORPORATION OF INFORMATION BY REFERENCE

   We hereby incorporate by reference into this prospectus the following documents and information that we previously filed with the SEC.

   (1) Our prospectus filed on March 24, 2000, pursuant to Rule 424(b)(4) under the Securities Act of 1933;

   (2) Our quarterly reports on Form 10-Q for the quarters ended April 1, 2000, and July 1, 2000, filed under Section 13 of the Securities Exchange Act of 1934.

   (3) Our current report on Form 8-K filed on October 30, 2000, filed under
Section 13 of the Securities Exchange Act of 1934.

   (4) The description of our common stock contained in the registration statement on Form 8-A (file no. 000-29715) filed on February 25, 2000, as amended on March 15, 2000, under Section 12(g) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.

   All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be incorporated by reference into this prospectus from the date of filing of the documents.

   Any statement contained in a document incorporated by reference into this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, in a prospectus supplement or in any other document subsequently filed with the SEC that also is incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

   We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any document incorporated by reference in this prospectus. Requests for such copies should be directed to Investor Relations, 14350 Myford Rd., Suite 100, Irvine, California 92606. Our telephone number at that location is
(714) 481-2828.

                                    PART II

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.  Incorporation of Certain Documents by Reference

  The following documents filed with the Securities and Exchange Commission, or SEC, are hereby incorporated by reference into this registration statement:

     (a) The registrant's prospectus filed on March 24, 2000, pursuant to Rule 424(b)(4) under the Securities Act of 1933, or Securities Act;

     (b) The registrant's quarterly reports on Form 10-Q for the quarters ended April 1, 2000, and July 1, 2000, filed pursuant to Section 13 of the Securities Exchange Act of 1934, or Exchange Act;

     (c) The registrant's current report on Form 8-K filed on October 30, 2000, filed pursuant to Section 13 of the Exchange Act; and

     (d) The description of the registrant's common stock contained in the registration statement on Form 8-A (File No. 000-29715) filed on February 25, 2000, as amended on March 15, 2000, under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

  All documents filed by the registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof, and prior to the filing of a post-effective amendment which indicates that the securities offered hereby have been sold or which deregisters the securities covered hereby then remaining unsold, shall also be deemed to be incorporated by reference into this registration statement and to be a part hereof commencing on the respective dates on which such documents are filed.

Item 4.  Description of Securities

  Not applicable.

Item 5.  Interests of Named Experts and Counsel

  As of the date of this registration statement, members of Wilson Sonsini Goodrich & Rosati, P.C. and an investment partnership composed of current and former members of Wilson Sonsini Goodrich & Rosati, P.C. beneficially owned an aggregate of 40,700 shares of common stock and warrants to purchase an additional 14,145 shares of common stock.

Item 6.  Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to indemnify officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Article XI of the registrant's amended and restated certificate of incorporation provides for the indemnification of directors against liability for monetary damages for breach of fiduciary duty to the fullest extent permitted under Delaware law.

  Article VI of the registrant's amended and restated bylaws provides for the indemnification of officers and directors against liability for monetary damages for breach of fiduciary duty while acting on behalf of the Registrant.

  The registrant has entered into indemnification agreements with its officers and directors and intends to enter into indemnification agreements with any new directors and officers in the future.

  The registrant also maintains liability insurance for the benefit of its directors and officers.

Item 7.  Exemption from Registration Claimed

  The issuance of the shares being offered by the Form S-3 resale prospectus were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 under the Securities Act.

Item 8.  Exhibits

   Exhibit Number                                          Description
------------------    ----------------------------------------------------------
        5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                      Corporation, as to the legality of certain Common Stock being registered
       23.1           Consent of Deloitte & Touche LLP (Independent Accountants)
       23.2           Consent of Ernst & Young LLP (Independent Auditors)
       23.3           Consent of Wilson Sonsini Goodrich & Rosati, Professional
                      Corporation (contained in Exhibit 5.1 hereto)
       24.1           Power of Attorney (see signature page)
       99.1           1998 Stock Plan (as amended and restated) and form of
                      agreements thereunder (incorporated by reference to Exhibit 10.7 to the registrant's registration statement on Form S-1 (file no. 333-86219) effective March 23, 2000
                      ("S-1 Registration Statement"))
       99.2           2000 Employee Stock Purchase Plan (incorporated by
                      reference to Exhibit 10.25 to the S-1 Registration
                      Statement)
       99.3           FreePC, Inc. 1999 Stock Plan and form of agreement
                      thereunder (incorporated by reference to Exhibit 10.17 to the S-1 Registration Statement)
       99.4           Option to purchase Common Stock issued on August 18, 1999
                      to Stephen A. Dukker (incorporated by reference to Exhibit
                      10.14 to the S-1 Registration Statement)
       99.5           Form of Stock Option Agreement (incorporated by reference
                      to Exhibit 10.26 to the S-1 Registration Statement)

       99.6 Form of Warrant to Purchase Shares of Common Stock issued pursuant to the Acquisition of FreePC, Inc. (incorporated by reference to Exhibit 10.24 to the S-1 Registration Statement)

Item 9.  Undertakings

  (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on October 30, 2000.

                                   EMACHINES INC.

                                            /s/ Stephen A. Dukker
                                  ----------------------------------------------
                                                 Stephen A. Dukker
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen A. Dukker and Corinne T. Bertrand, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-8, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact, or his substitute or substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to effectuate the foregoing, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 30, 2000.

          Signature                                   Title
----------------------------       ---------------------------------------------

/s/ Stephen A. Dukker              President, Chief Executive Officer and
----------------------------
  Stephen A. Dukker                Director (Principal Executive Officer)

/s/ Corinne T. Bertrand            Vice President, Finance and Acting Treasurer
----------------------------
  Corinne T. Bertrand              (Principal Financial and Accounting Officer)

/s/ Lap Shun Hui                   Director
----------------------------
  Lap Shun Hui

/s/ Jung Koh                       Director
----------------------------
  Jung Koh

/s/ Hong Soon Lee                  Director
----------------------------
  Hong Soon Lee

/s/ Nathan Morton                  Director
----------------------------
  Nathan Morton

/s/ C. Toms Newby, III             Director
----------------------------
  C. Toms Newby, III

/s/ Bill Gross                     Director
----------------------------
  Bill Gross

/s/ Michael Hong                   Director
----------------------------
  Michael Hong

                               INDEX TO EXHIBITS

   Exhibit
   Number                                Description
------------   -----------------------------------------------------------------
      5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation, as to the legality of certain Common Stock being registered
     23.1      Consent of Deloitte & Touche LLP (Independent Accountants)
     23.2      Consent of Ernst & Young LLP (Independent Auditors)
     23.3      Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (contained in Exhibit 5.1 hereto )
     24.1      Power of Attorney (see signature page)
     99.1      1998 Stock Plan (as amended and restated) and form of agreements thereunder (incorporated by reference to Exhibit 10.7 to the registrant's registration statement on Form S-1 (file no. 333-
               86219) effective March 23, 2000 ("S-1 Registration Statement"))
     99.2      2000 Employee Stock Purchase Plan (incorporated by reference to
               Exhibit 10.25 to the S-1 Registration Statement)
     99.3      FreePC, Inc. 1999 Stock Plan and form of agreement thereunder
               (incorporated by reference to Exhibit 10.17 to the S-1
               Registration Statement)
     99.4      Option to purchase Common Stock issued on August 18, 1999 to
               Stephen A. Dukker (incorporated by reference to Exhibit 10.14 to the S-1 Registration Statement)
     99.5      Form of Stock Option Agreement (incorporated by reference to
               Exhibit 10.26 to the S-1 Registration Statement)
     99.6      Form of Warrant to Purchase Shares of Common Stock issued
               pursuant to the Acquisition of FreePC, Inc. (incorporated by reference to Exhibit 10.24 to the S-1 Registration Statement)